Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			HSBC GLOBAL CUSTODY A/C 775210	275,000
			HSBC GLOBAL CUSTODY A/C 886603	4,000,000
			HSBC GLOBAL CUSTODY A/C 775245	9,397,250
			HSBC GLOBAL CUSTODY A/C 361602	35,000
			HSBC GLOBAL CUSTODY A/C 754612	260,000
			HSBC GLOBAL CUSTODY A/C 766793	57,729
			HSBC GLOBAL CUSTODY A/C 282605	1,615,227
			HSBC GLOBAL CUSTODY A/C 360509	1,597,905
			HSBC GLOBAL CUSTODY A/C 770286	100,000
			HSBC GLOBAL CUSTODY A/C 357206	43,849,311
			HSBC GLOBAL CUSTODY A/C 866197	164,770
			HSBC GLOBAL CUSTODY A/C 130007	159,764
			HSBC GLOBAL CUSTODY A/C 904332	174,700

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH			10.	Date of transaction N/A	11.	Date company informed 17 JUNE 2002

12.	Total holding following this notification 61,686,656			13.	Total percentage holding of issued class following this notification 3.002%

14.	Any additional information			15.	Name of contact and telephone number for queries JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification M A C CLARK CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date of notification 18 JUNE 2002